Exhibit 99.3

Orezone Resources Inc.
(A Development Stage Company)

Annual Consolidated Financial Statements

Years ended December 31, 2006 and 2005

MANAGEMENT’S REPORT

To the shareholders of Orezone Resources Inc.

The annual consolidated financial statements, the notes thereto, and other financial information contained in the Annual Report are the responsibility of the management of Orezone Resources Inc. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), using management’s best estimates and judgments where appropriate.

Management maintains accounting systems and internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The annual consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”), on the behalf of the shareholders

The auditors have full and unrestricted access to the Audit Committee.

/s/ Ronald N. Little	/s/ Gregory B. Bowes
Ronald N. Little	Gregory B. Bowes
President and Chief Executive Officer	Chief Financial Officer

Deloitte & Touche LLP

800 - 100 Queen Street

Ottawa ON  K1P 5T8

Canada

Tel: (613) 236-2442

Fax: (613) 236-2195

www.deloitte.ca

Auditors’ Report

To the Shareholders of

Orezone Resources Inc.

We have audited the consolidated balance sheet of Orezone Resources Inc. and Subsidiaries (a development stage company) as at December 31, 2006 and the consolidated statements of operations, deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

The results for the year ended December 31, 2005 were reported on by another firm of auditors who expressed their opinion without reservation on February 10, 2006.

/s/ Deloitte & Touche LLP

Chartered Accountants

March 27, 2007

Orzone Resources Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(Expressed in United States dollars)

	Notes	December 31 2006	December 31 2005
		$	$
ASSETS
Current assets
Cash and cash equivalents		22,515,859	34,285,240
Taxes and other receivables		100,156	518,221
Prepaid expenses and other		448,438	362,297
		23,064,453	35,165,758
Investments, at cost (market value 2006 - $1,465,219; 2005 - $181,452)	4	1,244,819	127,668
Property, plant and equipment, net of accumulated amortization	5	451,720	439,980
Mineral exploration properties, at cost	6	6,145,562	6,130,562
Deferred exploration expenses, at cost	6	21,080,941	12,304,249
		51,987,495	54,168,217

LIABILITIES
Current liabilities
Accounts payable		1,091,222	2,917,165
Accrued liabilities		588,522	657,096
		1,679,744	3,574,261
COMMITMENT	10
SHAREHOLDERS’ EQUITY
Capital Stock
Common shares (authorized: unlimited; issued and outstanding:
2006 - 133,018,641; 2005 - 132,777,641)	7	62,011,438	61,558,951
Contributed surplus	7	2,612,938	2,286,908
Cumulative translation adjustment		483,211	483,211
Accumulated deficit		(14,799,836)	(13,735,114)
		50,307,751	50,593,956
		51,987,495	54,168,217

The accompanying notes are an integral part of the consolidated financial statements.

Signed on Behalf of the Board of Directors
“Ronald N. Little”	“David G. Netherway”
Director	Director

Orzone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Operations and Deficit

(Expressed in United States dollars)

		Years ended December 31
	Notes	2006	2005	2004
		$	$	$
Administrative expenses
Salaries, benefits and consulting fees		616,170	512,839	525,304
Stock-based compensation		424,159	615,330	879,829
Public relations and travel		457,000	568,468	228,282
Office, general and administrative		139,182	111,844	186,745
Audit, legal and professional fees		150,570	66,655	99,209
Public company costs		310,442	164,060	168,067
Interest		3,637	2,122	1,569
Amortization of equipment		33,371	30,483	25,358
Interest on note payable		—	—	19,853
Total administrative expenses		2,134,531	2,071,801	2,134,216

Write-off of deferred exploration expenses	6	202,520	3,687,251	—
Write-off of mineral exploration properties	6	—	694,345	—
Total expenses		2,337,051	6,453,397	2,134,216

Exchange gain		4,784	638,115	515,513
Other income		64,676	14,796	57,699
Gain on disposal of investments		49,195	257,490	—
Interest income		1,153,674	221,180	220,917

Net loss for the year		(1,064,722)	(5,321,816)	(1,340,087)

Deficit, beginning of year		(13,735,114)	(8,413,298)	(7,073,211)

Deficit, end of year		(14,799,836)	(13,735,114)	(8,413,298)

Net loss per common share, basic and diluted		(0.01)	(0.05)	(0.01)

Weighted average number of shares oustanding		132,887,357	116,516,591	106,148,786

The accompanying notes are an integral part of the consolidated financial statements.

Orzone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Deferred Exploration Expenses

(Expressed in United States dollars)

		Years ended December 31
	Notes	2006	2005	2004
		$	$	$
Balance, beginning of year	6	12,304,249	9,378,737	3,616,206

Additions
Contract drilling and assaying		4,911,777	10,391,237	5,115,056
Engineering and consultants		1,328,176	3,523,605	541,329
Salary and employee costs		1,187,156	1,325,937	880,851
Stock-based compensation		107,664	115,600	404,199
Fuel and oil		459,465	909,688	389,029
Freight		68,749	325,450	158,104
Field supplies and equipment		391,458	1,116,545	587,524
Food and water		132,065	315,505	114,179
Vehicles		197,983	328,785	91,034
Facilities		224,722	317,203	144,177
Head office support		416,249	564,400	—
General office and administration		575,656	1,090,190	330,480
Depreciation of capital assets		288,256	175,125	110,880
Exchange (gain) loss		(159,122)	338,943	(168,058)

Total additions		10,130,254	20,838,213	8,698,784

Deductions
Write-off of deferred exploration expenses	6	202,520	3,687,251	—
Optionee contributions		1,151,042	14,225,450	2,936,253

Total deductions		1,353,562	17,912,701	2,936,253

Balance, end of year	6	21,080,941	12,304,249	9,378,737

The accompanying notes are an integral part of the consolidated financial statements.

Orzone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

		For the years ended December 31
	Notes	2006	2005	2004
		$	$	$
OPERATING ACTIVITIES
Net loss		(1,064,722)	(5,321,816)	(1,340,087)
Non-cash items
Amortization of equipment		33,371	30,483	25,358
Gain on disposal of investments	4	(49,195)	(257,490)	—
Gain on note payable		—	—	(57,699)
Interest on note payable		—	—	19,853
Write-off of deferred exploration expenditures		202,520	3,687,251	—
Write-off of mineral exploration property acquisition costs		—	694,345	—
Stock-based compensation		424,159	615,330	879,830
Changes in non-cash working capital items	3	(135,388)	196,171	(153,987)

Cash flows used in operating activities		(589,255)	(355,726)	(626,732)

INVESTING ACTIVITIES
(Purchase) sale of investments	4	(1,067,956)	1,492,051	(575,149)
Purchase of property, plant and equipment		(333,367)	(420,625)	(263,669)
Investment in mineral exploration properties	6	(15,000)	(20,000)	—
Deferred exploration expenses	3 / 6	(11,161,539)	(18,305,325)	(7,706,637)
Optionee contributions	6	1,151,042	13,753,180	2,936,253

Cash flows used in investing activities		(11,426,820)	(3,500,719)	(5,609,202)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	7	228,346	31,626,894	3,801,778
Share issue costs	7	18,348	(1,628,091)	—

Cash flows provided by financing activities		246,694	29,998,803	3,801,778

Increase (decrease) in cash and cash equivalents		(11,769,381)	26,142,358	(2,434,156)

Cash and cash equivalents, beginning of year		34,285,240	8,142,882	10,577,038

Cash and cash equivalents, end of year		22,515,859	34,285,240	8,142,882

Cash and cash equivalents consist of:
Cash		17,562,587	586,676	787,497
Investments with terms to maturity of less than three months		4,953,271	33,698,564	7,355,385
Cash and cash equivalents, end of year		22,515,858	34,285,240	8,142,882

Supplemental disclosures
Income taxes paid		—	—	—
Interest paid		—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Orzone Resources Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

1 — GOVERNING STATUTE AND NATURE OF OPERATIONS

Orezone Resources Inc., a development stage company, (“Orezone” or the “Company”) is incorporated under the Canada Business Corporations Act and is a natural resource company engaged in the acquisition, exploration and development of precious metal properties, primarily in West Africa and in the countries of Burkina Faso and Niger.

The Company is in the exploration stage and has not yet determined whether any of its properties contain ore deposits that are economically recoverable.  The recovery of costs incurred on the properties is subject to the discovery of economic ore deposits and the ability to secure appropriate financing to place these deposits into production.  The Company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so to date, there can be no assurance it will be able to do so in the future.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

2 — BASIS OF PRESENTATION

The annual audited consolidated financial statements (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in US dollars.  These policies are consistent with accounting principles generally accepted in the United States (“US GAAP”) in all material respects except as outlined in Note 12.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the Financial Statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options.  Actual results may differ from those estimates.

Principles of consolidation

The Financial Statements include the accounts of the Company, its wholly-owned subsidiaries Orezone Inc. (“BVI”), Orezone Inc. SARL (“SARL”), Burkina Resources Inc., and Niger Resources. All significant inter-company balances and transactions have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a term to maturity at the date of acquisition of three months or less. The Company invests cash in interest bearing financial instruments with high credit quality financial institutions.

Foreign currency translation and measurement currency

Monetary assets and liabilities of Orezone’s integrated foreign operations are translated into United States dollars at the exchange rate in effect at the balance sheet date.

Foreign currency translation and measurement currency (continued)

Non-monetary assets and liabilities are translated at exchange rates in effect at transaction dates.  Revenue and expenses are translated at the average rate in effect during the year, with the exception of amortization, which uses the same rates as the assets to which it relates. Gains and losses are included in the statement of operations for the year.  The Company has one African based subsidiary, SARL, which is incorporated in the country of Burkina Faso with a measurement currency of the Communauté Financière Africaine franc (“CFA”) as required by the laws of Burkina Faso.  However, under Canadian GAAP, its measurement currency is the United States dollar as the majority of its transactions and financing is in United States dollars. It is an integrated foreign operation.  The Company has branch offices in both Mali and Niger, which are also integrated foreign operations.  The majority of the Company’s business is conducted in United States dollars, and this will likely continue in the future. The Company’s measurement currency changed to the United States dollar in 2004 and the Company also elected to change its reporting currency to United States dollars effective January 1, 2004.

Investments

The Company’s investments are considered portfolio investments, and are accounted for at the lower of cost or market.  These investments do not qualify for accounting under the equity method because the Company’s ownership interest in such investees is less than 20 percent, and the Company does not have the ability to exercise significant influence.  The Company monitors its portfolio investments for impairment, and records a loss to the statement of operations when a decline in fair value is considered to be other than temporary.

Property, plant and equipment

Assets are amortized over their estimated useful service lives using the straight-line method at the following annual rates:

Buildings	20 years
Computer equipment	2 — 3 years
Furniture and equipment	2 — 3 years
Vehicles	2 years
Communications system	2 — 3 years
Leasehold improvements	3 years

Mineral exploration properties and deferred exploration expenses

Mineral exploration property acquisition, exploration and development expenditures are capitalized and accounted for on either an individual property, or area of interest basis. Expenditures include directly attributable administrative and support costs. The recoverability of amounts shown as mineral exploration property acquisition costs and deferred exploration and development expenses is dependent upon the discovery of economically recoverable mineral deposits on the properties, the ability of the Company to obtain the financing necessary to develop the properties, the ability of the Company to obtain the permits and approvals necessary to develop the properties, and future profitable production from the properties, or their disposition for proceeds in excess of their carrying value.

Mineral exploration properties and deferred exploration expenses (continued)

The Company follows the practice of capitalizing all costs related to the acquisition, exploration and development of mineral properties until such time as a mineral property is put into commercial production, sold or becomes impaired. If commercial production commences, capitalized costs will be amortized prospectively on a unit-of-production basis.

The Company reviews the carrying value of a mineral property when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future cash flows from a property are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis.

If the carrying value of the property exceeds estimated future cash flows, the property will be written down to fair value.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater than the carrying value.  An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

The merits of each property interest are reviewed to assess whether the property merits further exploration and development expenditure and whether the carrying value of the properties is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations.

The amounts shown for mineral exploration properties represent costs incurred to date net of write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and optionee contributions are applied against the deferred exploration expenses.

Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding for each period.  Basic earnings (loss) per share is calculated by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share.  The treasury stock method is used to determine the dilutive effect of the stock options.  When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding stock options.

Stock based compensation

The Company has a stock-based compensation plan (“the Plan”), as described in note 7.  The Company measures the compensation cost of stock options issued under the Plan using the fair-value method.  Compensation costs are measured at the grant date based on the fair value of the award using the Black-Scholes option pricing model, and are recognized over the related service period as an expense or deferred exploration expense, depending on the responsibilities of the employee, with a corresponding increase to contributed surplus.

The Black-Scholes option pricing model used to calculate option values, as well as other currently accepted option valuation models, was developed to estimate the fair value of freely tradeable, fully transferable warrants and options without vesting restrictions, which differ from the Company’s stock option awards.  The models also require highly subjective assumptions, including volatility and expected time until exercise, which affect the calculated values.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the carrying amounts and tax bases of assets and liabilities.  They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.  The Company establishes a valuation allowance against future income tax assets if, based on available information, it is likely that some or all of the future income tax assets will not be realized.

Recently issued accounting policies

Financial instruments

In January 2005, the CICA issued CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 1530, Comprehensive Income.  Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. These standards specify when and at which amount a financial instrument is to be recorded on the balance sheet.  Financial instruments are to be recorded at fair value in some cases, and at cost in others.  The section also provides guidance for disclosure of gains and losses on financial instruments.  Section 3865 includes and replaces the guidance on hedging relationships that was previously contained in AcG-13, mostly those relating to the designation of relationships and its documentation.  The new standard specifies how to apply hedge accounting and which information has to be disclosed by the entity.  Section 1530 establishes standards for reporting and display of comprehensive income.  Comprehensive income includes net income as well as all changes in equity during a period, from transactions and events from non-owner sources.  Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements.  These sections are to be applied to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.  The Company is still evaluating the impact of Handbook Sections 1530, 3855 and 3865 and believes that certain adjustments will be required on the consolidated financial statements.

Comparative figures

Comparative figures in the statements of deferred exploration expenses and some small mineral properties appearing in Note 6 have been reclassified to conform to the presentation format used in the current period.  The classification on the Balance Sheets did not change.

3 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the twelve months ended December 31 are as follows:

	2006	2005	2004
	$	$	$
Taxes and other receivables	2,877	25,815	(18,563)
Prepaid expenses and other	(9,290)	(184,806)	(114,448)
Accounts payable	(181,644)	284,332	(2,766)
Accrued liabilties	52,669	70,830	(18,210)
	(135,388)	196,171	(153,987)

Items not affecting cash and cash equivalents related to deferred exploration expenses for the twelve months ended December 31 are as follows:

	2006	2005	2004
	$	$	$
Taxes and other receivables	415,188	—	—
Prepaid expenses and other	(76,851)	—	—
Accounts payable	(1,644,299)	1,810,175	312,552
Accrued liabilities	(121,243)	431,285	127,215
Capital stock issued for debt repayment	—	—	917,600
Expenses relating to stock-based compensation	107,664	115,600	404,199
Total	(1,319,541)	2,357,060	1,761,566

Optionee contribution receivable	—	(472,270)	—

4 — INVESTMENTS

	2006	2005
	$	$
Opening balance	127,668	1,362,229
Purchases	1,128,676	—
Disposals	(11,525)	(1,234,561)
Closing balance	1,244,819	127,668

In the first quarter of 2006, the Company purchased 1,000,000 units of Greencastle Resources Ltd., a public junior resource exploration company at a price of CAD $0.30 per unit.  Each unit consists of one common share and one half of one common share purchase warrant.  A full warrant entitles the holder to buy one common share at a price of CAD $0.45 per share for a period of 18 months.

In the second quarter of 2006, the Company purchased 4,000,000 units of PMI Ventures, a public junior resource exploration company active in Ghana, at a price of CAD $0.25 per unit.  Each unit consists of one common share and one non-transferable common share purchase warrant exercisable for the purchase of one additional common share at a price of CAD $0.35 for a two year period. Orezone has the right to request a Board seat as long as it holds a minimum of four million PMI shares and will also participate in exploration budgeting and planning meetings in order to provide technical advice as requested by PMI.  Orezone will also retain a right of first refusal on any of PMI’s projects in Ghana for one year and has the right to participate in future financings.

During the third quarter of 2006, the Company realized proceeds of $60,720 on the sale of investments and recorded a gain of $49,195.

5 — PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2006			As at December 31, 2005
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
	$	$	$	$	$	$
Land and buildings	172,876	360	172,516	—	—	—
Computer equipment	84,296	74,175	10,121	73,370	51,700	21,670
Furniture and equipment	234,852	155,626	79,226	195,039	69,667	125,372
Vehicles	587,069	401,863	185,206	477,317	214,732	262,585
Communication systems	56,323	51,672	4,651	56,323	31,897	24,426
Leasehold improvements	17,782	17,782	—	17,782	11,855	5,927
	1,153,198	701,478	451,720	819,831	379,851	439,980

During the twelve months ended December 31, 2006, $33,371 ($30,483 in 2005) of amortization was charged to expenses and $288,256 ($175,829 in 2005) was capitalized to deferred exploration expenses.

6 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	As at December 31, 2006		As at December 31, 2005
	Acquisition Cost	Deferred Exploration Expenses	Acquisition Cost	Deferred Exploration Expenses
	$	$	$	$
Essakane (a)	5,895,646	20,874,122	5,895,646	19,320,545
Séguénega (“Séga”) (b)	11,410	8,113,391	11,410	5,634,036
Bondigui (“Bondi”) (c)	146,185	6,278,186	146,185	4,254,705
Bomboré (d)	57,321	1,906,983	57,321	1,144,441
Markoye (e)	—	402,356	—	98,988
Golden Hill (f)	—	298,013	—	89,572
Komkara (g)	—	202,205	—	7,877
Mali (h)	35,000	520,085	20,000	453,149
Niger (i)	—	3,208,715	—	873,009
	6,145,562	41,804,056	6,130,562	31,876,322
Optionees’ contributions (j)	—	(20,723,115)	—	(19,572,073)
	6,145,562	21,080,941	6,130,562	12,304,249

a)  Essakane, Burkina Faso

The Company acquired a 100 percent interest in six permits covering 1,433 square kilometres in July, 2002. The Essakane property is subject to an option agreement, dated July 19, 2002, with a subsidiary of Gold Fields Limited of South Africa (“Orogen”).  Orogen has earned a 50 percent interest in the project by incurring cumulative expenditures of $8.0 million.  Orogen has indicated that it will exercise its right to earn an additional 10 percent interest in the project by funding and completing a bankable feasibility study no later than July 9, 2009.

Should Orogen not complete the bankable feasibility study, each party will retain a 50 percent interest in the project on a joint venture basis.  The parties are presently negotiating a shareholders agreement on the basis of the July 19, 2002 agreement.  Orezone managed the exploration programs and incurred project expenditures, which were then reimbursed by Orogen, until January 1, 2006, at which time Orogen assumed management of the project and has subsequently incurred most of the expenditures directly on its own behalf.  The Essakane permits were granted on July 10, 2000 and expire July 9, 2009.

b)  Séga, Burkina Faso

A third party holds a three percent royalty on future production, of which two percent can be bought back for $2.0 million.  The original extended term of the Séga permit expired January 4, 2007, and the Company has applied for a new exploration permit, Tiba, which covers approximately 124 square kilometres.  The Company has also been granted the 189 square kilometre Namasa permit which is part of the Séga project area.

c)  Bondi, Burkina Faso

The Bondi exploration permit expired on May 17, 2006 and was replaced by the 224 square kilometre Djarkadougou permit.  The 246 square kilometre Poyo permit and the 224 square kilometre Nicéo permit, which was granted in 2006, are also part of the Bondi project area.  The Poyo permit can be renewed for an ultimate 3-year period in 2009, while the Djarkadougou and Nicéo permits can be renewed for two additional 3-year periods in 2009.

d)  Bomboré, Burkina Faso

The Bomboré exploration permit covers 250 square kilometres and was granted on February 17, 2004 for a term of three years.  It can be renewed for two additional three year periods in 2007. The Company has spent CAD $2.0 million to earn a 50 percent interest in the permit and may increase its interest to 70 percent by completing a bankable feasibility study.  Thereafter, the Company will have 90 days to make a cash payment of $1.0 million to increase its interest to 100 per cent, subject to a one percent net smelter return royalty.

e)  Markoye, Burkina Faso

The Markoye exploration permit covers 153 square kilometres and expires November 10, 2008.

f)  Golden Hill, Burkina Faso

The Intiédougou permit expired July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabéré and Tankiédougou.  Acquisition costs of $475,200 and deferred exploration expenses of $1,862,374 relating to the Intiédougou permit were written off in 2005 because the new permits do not cover exactly the same area.  The Nabéré permit covers 91.58 square kilometres and the Tankiédougou permit covers 138.43 square kilometres. These permits are valid for an initial term of three years and can be renewed for two additional three year periods in 2008 and 2011.

g) Komkara, Burkina Faso

The Company obtained an exploration permit on October 10, 2005 covering 27.21 square kilometres.  The Komkara permit has an initial term of three years and can be extended for two additional three year periods.

h)  Mali

The Company has two exploration permits in Mali, the 148 square kilometre Boukou permit which expires October 16, 2013 and the 112 square kilometre Farabantourou permit which expires July 28, 2014.  The Company holds an earn-in right on the 117 square kilometre Sepola Gie property in the Kenieba Region of western Mali.  The permit was granted on November 7, 2005 and will expire on May 7, 2014.  The Company must pay a total of $40,000 over two years to earn a 100 percent interest with the owner retaining a one percent royalty, half of which can be acquired for $350,000 prior to production.  The Company has a right of first refusal on the balance.  Two reconnaissance permits expired in 2006, and as a result, the Company wrote off $121,626 in deferred exploration expenses.

i)  Niger

In 2003 the Company obtained three prospecting permits in the country of Niger which were subsequently converted into the 1,997 square kilometre Kossa exploration permit with a mining convention on October 18, 2004.

On January 19, 2006, Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koryia concessions in Niger.  Under the terms of the agreements, Orezone can earn a 50 percent interest by spending $1.0 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 percent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 percent interest in that property for $2.0 million.

j)  Optionees’ contributions and option payment

In 2006, $1,151,042 ($14,225,450 in 2005) of the funds invested in the Essakane property by Orezone were reimbursable by Orogen.

k)  Other

Both the Kerboule and Sébédougou exploration permits expired on May 17, 2006.  The Guéguére permit expired on December 29, 2005.  As a result, acquisition costs of $219,145 and deferred exploration expenses of $1,631,569 were written off in 2005, and $80,894 of trailing costs related to these permits was written off in 2006.

In 2005, the Company wrote off $193,308 of deferred exploration expenses relating to Canadian projects because its focus was on projects in West Africa.

7 — CAPITAL STOCK

Authorized:
An unlimited number of common shares, without par value.

Issued:
Issued and outstanding and amounts recorded as contributed surplus for the twelve months ended December 31 are as follows:

	Capital stock		Contributed Surplus	Number of Warrants
	Shares	$	$
Balance, December 31, 2003	101,602,893	26,122,660	942,274	13,191,398
Stock-based compensation	—	—	1,284,029	—
Debt repayment	1,112,650	917,600	—	—
Stock options exercised	889,000	415,512	(169,905)	—
Warrants exercised	7,659,780	3,603,956	—	(7,659,780)
Balance, December 31, 2004	111,264,323	31,059,728	2,056,398	5,531,618
Stock-based compensation	—	—	730,930	—
Stock options exercised	1,123,950	1,135,443	(500,420)	—
Warrants exercised and expired	5,389,368	5,189,858	—	(5,531,618
Issuance of shares	15,000,000	25,802,013	—	—
Issue costs	—	(1,628,091)	—	—
Balance, December 31, 2005	132,777,641	61,558,951	2,286,908	—
Stock-based compensation	—	—	531,823	—
Stock options exercised	241,000	434,139	(205,793)	—
Issue costs - adjustment	—	18,348	—	—
Balance, December 31, 2006	133,018,641	62,011,438	2,612,938	—

In 2005, 5,389,368 of the outstanding warrants were exercised for common shares at an average price of $0.96.  The remaining 142,250 warrants expired.

On December 6, 2005, the Company completed a public financing consisting of the sale of 15,000,000 common shares of the Company at a price of CAD $2.00 per share.

(b)  Stock option plan

The Company has a Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company. The Plan has been amended with the approval of shareholders on several occasions, such that the number of options that the Company may currently grant under the Plan is 12,200,000.  The summary of the status of the Company’s stock option plan for the twelve months ended December 31, 2006 is as follows:

	2006		2005
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
		CAD$		CAD$
Outstanding, beginning of year	6,353,500	0.77	6,127,450	0.57
Granted	200,000	1.60	1,625,000	1.55
Exercised	(241,000)	1.08	(1,123,950)	0.67
Cancelled	(275,000)	0.85	(275,000)	1.36
Outstanding, end of year	6,037,500	0.77	6,353,500	0.77
Options exercisable at year end	5,375,000		4,966,000

As at December 31, 2006 the following options were outstanding:

	Outstanding			Exerciseable
Range of exercise prices	Outstanding Options	Remaining Contractual Life	Weighted Average Outstanding Exercise Price	Vested Options	Weighted Average Vested Exercise Price
(CAD$)		(in years)	(CAD$)		(CAD$)
$0.00 to $0.49	2,770,000	5.13	$0.30	2,770,000	$0.30
$0.50 to $0.99	795,000	4.94	$0.50	795,000	$0.50
$1.00 to $1.49	1,947,500	7.69	$1.26	1,685,000	$1.24
$1.50 to $1.99	250,000	9.38	$1.63	50,000	$1.74
$2.00 to $2.50	275,000	8.98	$2.00	75,000	$2.00
$0.00 to $2.50	6,037,500	6.29	$0.77	5,375,000	$0.66

Fair value of options granted for the years ended December 31, 2006 and 2005 are as follows:

	Number of Options granted	Weighted average exercise price	Weighted average fair value
		CAD$	CAD$
2006	200,000	1.60	1.45
2005	1,625,000	1.55	1.25

The fair value was estimated at the grant date with the Black-Scholes option pricing model, using the following weighted average assumptions:

	December 31, 2006	December 31, 2005
Expected option life	7.5 years	5 years
Volatility	127%	111%
Risk-free interest rate	4.61%	4.06%
Dividend yield	0.00%	0.00%

Stock-based compensation for the twelve months ended December 31 is reflected in the financial statements as follows:

	2006	2005	2004
	$	$	$
Statements of Operations	424,159	615,330	879,829
Statements of Deferred Exploration Expenses:	107,664	115,600	404,199
Total	531,823	730,930	1,284,028

8 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties.  Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area as at December 31, 2006 and, 2005 are as follows:

	December 31, 2006	December 31, 2005
	$	$
Canada	2,598,234	2,430,375
British Virgin Islands	13,694,555	26,212,528
West Africa	35,694,706	25,525,314
	51,987,495	54,168,217

9 — INCOME TAXES

The Company’s income tax provision differs from the amount resulting from the application of the Canadian statutory income tax rate.  A reconciliation of the combined Canadian federal and provincial income tax rates with the Company’s effective tax rate is as follows:

	2006	2005	2004
	$	$	$
Loss before income taxes	(1,064,722)	(5,321,816)	(1,340,087)
Statutory rate	36.12%	36.12%	36.12%
Estimated recovery of income taxes	(385,000)	(1,922,000)	(484,000)

Permanent differences	(168,000)	1,565,000	2,000
Change in valuation allowance	1,025,000	478,000	300,000
Other	(472,000)	(121,000)	182,000
Recovery for income taxes	—	—	—

The Canadian statutory income tax rate of 36.12% is comprised of the federal income tax rate at approximately 22.12% and the provincial income tax rate at approximately 14.00%.

The primary differences which give rise to the future income tax recoveries at December 31, 2006 and 2005 are as follows:

	2006	2005
	$	$
Future income tax assets
Mineral exploration properties	660,000	660,000
Share issuance costs	704,000	624,000
Operating losses carried forward	2,603,000	1,662,000
	3,967,000	2,946,000
Less : valuation allowance	(3,875,000)	(2,850,000)
Net future tax assets	92,000	96,000

Future tax liabilities
Fixed Assets	(92,000)	(96,000)
Net future taxes	—	—

At December 31, 2006, the Company has income tax loss carry forwards of approximately $7,204,000 for Canadian income tax purposes. These losses expire as follows:

2007	$350,000
2008	209,000
2009	274,000
2010	699,000
2014	1,466,000
2015	1,653,000
2016	2,553,000
$7,204,000

The Company also has resource-related tax deductions of approximately $1,829,000 available to reduce future income taxes over an indefinite period.  The unamortized balance, for income tax purposes, of share issuance fees amounts to approximately $1,949,000 and will be deductible over the next three years.

10 — COMMITMENT

The Company has entered into a long-term lease agreement expiring in September 2008.  The lease calls for payments of CAD$87,856 for the rental of office space.  Minimum lease payments are as follows:

CAD$
2007	50,544
2008	37,312
$87,856

Rent expense in 2006 was $20,947, $16,109 in 2005 and $13,875 in 2004.

11 — FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

The fair value of cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities are equivalent to their carrying amounts given the short maturity period.

The Company is exposed to foreign exchange risks because of business transactions in foreign countries. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

12 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The Financial Statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

A — CONSOLIDATED FINANCIAL STATEMENTS

Adjusted Statements of Operations

	2006	2005	2004
	$	$	$
Net loss under Canadian GAAP	(1,064,722)	(5,321,816)	(1,340,087)
Optionees’ contributions (a)	1,151,042	14,225,450	2,936,253
Deferred exploration expenses (a)	(10,130,254)	(17,150,962)	(8,698,784)
Write-off of mineral exploration properties(a)	—	544,519	—
Income from embedded derivatives(d)	301,475	—	—
Net loss under U.S. GAAP	(9,742,459)	(7,702,809)	(7,102,618)
Basic and diluted net loss per common share under U.S. GAAP	(0.07)	(0.07)	(0.07)

Adjusted Balance Sheets

	As at December 31, 2006				As at December 31, 2005
	Canadian GAAP	Adjustments		US GAAP	Canadian GAAP	Adjustment		US GAAP
	$	$		$	$	$		$
Assets
Total current	23,064,453	—		23,064,453	35,165,758	—		35,165,758
Investments	1,244,819	908,109	(b)(d)	2,152,928	127,668	53,783	(b)	181,451
Mineral exploration properties	6,145,562	(2,470,550	)(c)	3,675,012	6,130,562	(2,470,550	)(c)	3,660,012
Deferred exploration expenses	21,080,941	(21,080,941	)(a)	—	12,304,249	(12,304,249	)(a)	—
Other long-term	451,720	—		451,720	439,980	—		439,980
	51,987,495	(22,643,382)		29,344,113	54,168,217	(14,721,016)		39,447,201

Liabilities and Shareholders’ Equity
Total liabilities	1,679,744	—		1,679,744	3,574,261	—		3,574,261
Deficit	(14,799,836)	(23,250,016)		(38,049,852)	(13,735,114)	(14,774,799)		(28,509,913)
Accumulated other comprehensive income	—	606,634	(b)	606,634	—	53,783	(b)	53,783
Shares and contributed surplus	65,107,587	—		65,107,587	64,329,070	—		64,329,070
	51,987,495	(22,643,382)		29,344,113	54,168,217	(14,721,016)		39,447,201

The following adjustments are required to comply with US GAAP:

(a)   Deferred exploration expenses

Under Canadian GAAP, exploration expenses are capitalized, and optionees’ contributions are applied against deferred exploration expenses.  Under US GAAP, all exploration expenses incurred before proven and probable reserves are established are expensed as incurred, net of optionees’ contributions.

(b)   Listed shares

Under Canadian GAAP, investments in shares of public companies are recorded at cost, less any provision for decreases in value that are other than temporary.  Under US GAAP, the Company is required to record its investments, which have been identified as available-for-sale investments, at fair value.  As a result, an unrealized gains or loss is recorded as a component of other comprehensive income under shareholders’ equity.

(c)   Mineral exploration properties

Under Canadian GAAP, costs related to the acquisition of mineral exploration properties are capitalized. Under US GAAP, up to December 31, 2003, the Company was required to amortize the carrying value of mineral exploration properties to operations over the estimated exploration period required to identify proven and probable reserves.  However, effective January 1, 2004, the Company adopted the provisions of the Emerging Issues Task Force (“EITF”) 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”.  As a result, under US GAAP, the Company’s carrying value of mineral exploration properties will only be amortized upon the commencement of mining any proven and probable reserves identified on the property.

(d)   Embedded derivatives

Under Canadian GAAP, embedded derivatives related to the Company’s investments purchased in the 2006 fiscal year do not need to be accounted for separately until CICA Handbook Section 3855, Financial Instruments, is adopted.  Under US GAAP, all embedded derivatives must be identified and separately accounted for at fair value.  Any changes in fair value are generally recognized in net income.

Adjusted consolidated statements of cash flows

Under U.S. GAAP, cash flows used in investing activities classified as deferred exploration expenses would decrease by $10,010,497 ($4,552,145 in 2005; $4,770,384 in 2004) and cash flows used in operating activities would increase by the same amount.

B — TOTAL COMPREHENSIVE LOSS

	2006	2005	2004
	$	$	$
Net loss under US GAAP	(9,742,459)	(7,702,809)	(7,102,618)
Other comprehensive income (loss)
Unrealized gains on listed shares	606,634	53,783	196,813
Total comprehensive loss	(9,135,825)	(7,649,026)	(6,905,805)

C — RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, which is an interpretation of SFAS No. 109, Accounting for Income Taxes.  FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  In addition, FIN 48 clearly scopes out income taxes from SFAS No. 5, Accounting for Contingencies.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company will implement this interpretation in the fiscal year starting January 1, 2007.

The Company has completed a preliminary assessment regarding the effect of the implementation of FIN 48 and has determined that the adoption of FIN 48 will not have a material impact on its consolidated financial position or results of operations.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements.  SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements.  The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years.  The Company is currently analyzing the effect, if any, SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment.  SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheets and statement of operations financial statements and the related financial statement disclosures.  The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.  Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.  The adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or liquidity.

The FASB has recently indicated an intention to issue interpretive guidance clarifying the appropriate accounting for freestanding and embedded derivatives which are linked to an entity’s own equity, but are denominated in a currency other than the issuer’s functional currency.  It is expected that the guidance will indicate that such derivatives, including free standing warrants, should be classified as liabilities and carried at fair value; however, it is expected that this guidance will have some transitional relief.  The Company has analyzed the impact this accounting treatment has on previously reported losses under US GAAP, and has determined the loss would decrease by approximately $1,566,000 in 2004 and approximately $49,000 in 2005.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.  SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates.  Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date.  The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008.  The Company is currently assessing the impact of the adoption of this Statement.

13 — RELATED PARTY TRANSACTIONS

During the year, the Company charged $19,852 in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company.  The Company’s Chief Financial Officer (“CFO”) is San Anton’s President and Chief Executive Officer (“CEO”), and the Company’s CEO is also a director of San Anton.  This amount was paid subsequent to year end